3-1-02

1159557
1-15224

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02025471

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For March 29, 2002

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

(Exact name of registrant as specified in its charter)

Energy Company of Minas Gerais

(Translation of registrant's name into English)

Avenida Barbacena, 1200
30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

This report on Form 6-K contains 7 pages, including exhibits. See exhibit index on page 3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: ______________________________

Name: Cristiano Corrêa de Barros
Title: Chief Financial Officer

Date: March 29, 2002

EXHIBIT INDEX

Exhibit 1

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

NOTICE TO SHAREHOLDERS

CEMIG's shareholders are hereby summoned to the Extraordinary Shareholders' Meeting to be held on April 9, 2002 at 10:00 a.m. at its head offices located at Avenida Barbacena, 1,200 - 18th Floor, in the city of Belo Horizonte, State of Minas Gerais, Brazil in order to deliberate on the engagement of Unibanco - União de Bancos Brasileiros S.A. to perform a valuation of the equity of Empresa de Infovias S.A. in connection with a potential sale of Infovias shares onwed by AES-Força e Empreendimentos Ltda.

Belo Horizonte, Brazil
March 22, 2002

Djalma Bastos de Morais
Chairman of the Board of Directors

Certain statements and assumptions contained herein are forward-looking statements based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results could differ materially from those expressed or implied in such statements.

Exhibit 2

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

NOTICE TO SHAREHOLDERS

CEMIG's shareholders are hereby notified that the documents referred to in Article 133 of Law No. 6,404 of December 15, 1976 relating to fiscal year 2001 are available at CEMIG's headquarters located at Avenida Barbacena, 1200, in the City of Belo Horizonte, State of Minas Gerais, Brazil.

CEMIG has notified its shareholders that the Board of Executive Officers, after review by the Board of Directors and the Fiscal Council of the 2001 financial statements and related management report, will submit the following items for approval at the Annual General Shareholders' Meeting:

(a) The distribution of R$214,649,325.00 as a dividend for fiscal year 2001, consisting of:

-- interest on capital on the amount of R$103,000,000.00 to the holders of shares whose names appear in the Nominative Shares Registration Book of CEMIG on December 27, 2001, as approved by the Board of Directors at its meeting held on December 26, 2001, the form and date of payment of which will be duly disclosed (income tax will be levied on payments of interest on capital); and

-- a complementary dividend distribution in the amount of R$111.649.325,00, the form and date of payment of which will be duly disclosed; and

(b) A share dividend of 2.2415800383950 percent of the present shareholders' equity through the capitalization related to the remaining balance of the *Conta de Resultados a Compensar* (CRC Account), which is comprised of installments to be paid by the government of the State of Minas Gerais.

Belo Horizonte, Brazil
March 28, 2002

Cristiano Corrêa de Barros
Investor Relations Officer

Certain statements and assumptions contained herein are forward-looking statements based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results could differ materially from those expressed or implied in such statements.